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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                        WEBB INTERACTIVE SERVICES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                          Common Stock, no par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                  94748P 10 4
        _______________________________________________________________
                                (CUSIP Number)

                                  Rick Hauser
                   Gray, Plant, Mooty, Mooty & Bennett, P.A.
                       33 South Sixth Street, Suite 3400
                             Minneapolis, MN 55402
                                (612) 343-2800
________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 28, 2002
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 94748P 10 4                                     PAGE 1 OF 1 PAGE
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Jona, Inc.  83-0323119
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
 2                                                              (a) [_]

      ** Joint Filing                                           (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Wyoming
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0**
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    17,560,000
                          (includes 10,060,000 shares that may be acquired upon
     OWNED BY             exercise of a common stock purchase warrant)**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0**
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   17,560,000
                          (includes 10,060,000 shares that may be acquired upon
                          exercise of a common stock purchase warrant)**
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    17,560,000

      (includes 10,060,000 shares that may be acquired upon exercise of a common stock purchase warrant)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
      (See instructinos)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      52.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 94748P 10 4                                     PAGE 1 OF 1 PAGE
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                Neil A. McMurry
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
 2                                                              (a) [_]

      ** Joint Filing                                           (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not applicable (all funds were suppled by Jona, Inc.)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Wyoming
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0**
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    17,560,000
                          (includes 10,060,000 shares that may be acquired upon
     OWNED BY             exercise of a common stock purchase warrant)**
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0**
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   17,560,000
                          (includes 10,060,000 shares that may be acquired upon
                          exercise of a common stock purchase warrant)**
                          **See Item 5.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    17,560,000

      (includes 10,060,000 shares that may be acquired upon exercise of a common stock purchase warrant)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
      (See instructinos)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      52.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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

ITEM 1. SECURITY AND ISSUER.

The class of equity security to which this schedule relates is Common Stock, no par value, of Webb Interactive Services, Inc. ("Webb"). The name and address of the principal executive offices of the issuer of such securities are Webb Interactive Services, Inc., 1899 Wynkoop, Suite 600, Denver, CO 80202.

ITEM 2. IDENTITY AND BACKGROUND.

(a), (b) and (c)

Jona, Inc. ("Jona"), 1701 East E. Street, Casper, Wyoming, 82601, is a Wyoming corporation, principally engaged in the business of investing in technology companies and other lawful businesses. Neil A. McMurry, 1701 East E. Street, Casper, Wyoming, 82601, is an individual, whose principal occupation is as President, Treasurer and Secretary of NERD GAS. The principal offices of NERD GAS are located at 1701 East E. Street, Casper, Wyoming, 82601. Information is provided below with respect to persons who are directors and executive officers of the reporting persons.

Neil A. McMurry, President, Treasurer, Secretary and Director, Jona, Inc., 1701 East E. Street, Casper, Wyoming 82601.

(d) and (e)

To the knowledge of the reporting persons, none of the reporting persons or any of the persons listed above in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Jona, Inc. is a corporation organized under the laws of the State of Wyoming. Mr. McMurry is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This schedule relates to a Securities Purchase Agreement entered into as of January 17, 2002 (the "Purchase Agreement") between Jona, Inc. and Webb. Pursuant to the terms of the Purchase Agreement, Jona, Inc. purchased a total of 7,500,000 units (the "Units") of Webb's securities at an aggregate purchase price of $7,500,000, with each Unit consisting of one share of Common Stock of Webb and one warrant to purchase one additional share of Common Stock of Webb (the "Warrants") exercisable at a price of

$1.00 per share at any time during the five years following the date of issuance. Jona, Inc. also received an additional five-year warrant to purchase 2,500,000 shares of Common Stock of Webb at an exercise price of $1.00 per share, in consideration for the early exercise by Jona, Inc. of its option to purchase 2,500,000 units on March 28, 2002, which enabled Webb to eliminate the "going concern" qualification in the auditors' report for Webb's 2001 financial statements and to improve Webb's prospects for having its Common Stock reinstated for listing on the Nasdaq Stock Market. Funds for the purchase of the Units, including any shares purchased upon exercise of the Warrants, have been and will be provided out of the working capital of Jona, Inc.

ITEM 4. PURPOSE OF TRANSACTION.

Jona, Inc. purchased the Units solely for investment purposes. Based upon their evaluation of Webb's business, prospects and financial condition, market conditions, other opportunities available to Jona, Inc. and other factors they deem material, the reporting persons may seek to acquire additional shares of Common Stock of Webb in the open market or in private transactions, or may dispose of all or any portion of the shares of Common Stock of Webb currently owned or which may be acquired upon exercise of the Warrants.

Under the terms of the Purchase Agreement, Jona, Inc. agreed to purchase a total of 5,000,000 Units at a purchase price of $1.00 per Unit, of which 1,100,000 Units were purchased on January 17, 2002 at the time of the signing of the Purchase Agreement, and the additional 3,900,000 Units were purchased on March 19, 2002. The Purchase Agreement also granted Jona, Inc. an option to purchase up to an additional 2,500,000 Units at a purchase price of $1.00 per share that expired on August 31, 2002. Jona, Inc. exercised this option and purchased the 2,500,000 Units on March 28, 2002 and, in consideration therefor, received an additional five-year warrant to purchase 2,500,000 shares of Webb Common Stock at an exercise price of $1.00 per share.

Pursuant to the terms of the Purchase Agreement, Webb has agreed to (1) amend its bylaws to require the unanimous consent and approval of all members of the Board of Directors in attendance at a duly convened meeting of the Board of Directors prior to (i) incurring indebtedness for borrowed money, if such borrowing would result in Webb's then outstanding liability for all such then outstanding borrowings to exceed $1,000,000; (ii) taking any actions that results in the redemption of any of Webb's outstanding shares of Common Stock or Preferred Stock; (iii) approving any merger, other corporate reorganization, sale of control of Webb or any transaction in which substantially all of the assets of Webb are sold; or (iv) approving an amendment to or waiving any of the provisions of Webb's articles of incorporation or bylaws; (2) cause two nominees of Jona, Inc. to be elected to the Board of Directors (the "Jona Directors"); and (3) use its best efforts to cause the Jona Directors to be elected to the Board of Directors so long as Jona, Inc. (or its affiliates) beneficially owns 25% or more of Webb's Common Stock.

In connection with the initial purchase of the 1,100,000 Units, Jona, Inc. loaned Webb $900,000 pursuant to the terms of a promissory note dated as of January 17, 2002 bearing interest at the rate of 10% per annum (the "Note"). In addition, in connection with a letter of intent with respect to the purchase of the Units, Jona, Inc. loaned Webb $300,000 (the "Bridge Loan"). All principal and accrued interest under both the Note and the Bridge Loan was due and payable on demand at any time on or after April 30, 2002. The repayment of the Note and Bridge Loan was secured by an aggregate of 4,800,000 shares of Series C Convertible Preferred Stock of Jabber, Inc., a subsidiary of Webb, presently owned by Webb. In addition, in connection with the Bridge Loan, Jona, Inc. was issued a warrant (the "Bridge Warrants") to purchase 60,000 shares of the Common Stock of Webb at $2.50 per share, which was reduced to $1.00 per share in connection with the purchase of the Units. Both the Note and the Bridge Loan have been repaid in full.

Except as set forth above or as provided for in the Purchase Agreement, the reporting persons presently do not have definitive plans or proposals that relate to or would result in transactions described in paragraphs (a) through
(j) of Item 4 of Schedule 13D, but may, at any time and from time to time, review, reconsider and discuss with Webb or others the reporting persons' positions with respect to Webb that could thereafter result in the adoption of such plans or proposals.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

    (a) Mr. McMurry, through Jona, Inc., is the beneficial owner of 17,560,000 shares of Common Stock of Webb (including 10,060,000 shares which are not outstanding but which may be purchased upon exercise of the Warrants and the Bridge Warrants). Mr. McMurry, together with his spouse as joint tenants, is the direct owner of 15,000 shares of Common Stock of Webb. The total of such amounts represents approximately 52.6% of the outstanding Common Stock of Webb (assuming the exercise of the Warrants and the Bridge Warrants). To the knowledge of the reporting persons, no other person named in Item 2 beneficially owns any Common Stock of Webb.

    (b) Mr. McMurry, through Jona, Inc., has the sole power to vote and the sole power to dispose of all shares of Common Stock of Webb beneficially owned by him. Mr. McMurry has the sole power to vote and the sole power to dispose of all shares of Common Stock of Webb directly owned by him and his spouse as a joint tenants.

    (c) The only transaction in the Common Stock of Webb that was effected by any person named in Section 5(a) above during the past sixty days, are the following:

..   The acquisition of 6,400,000 shares of Common Stock of Webb and Warrants to purchase up to up to 8,900,000 shares of Common Stock of Webb as reported in Items 3 and 4 above.

    (d) Mr. McMurry's spouse has the right to receive, and the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of the Common Stock of Webb directly held by Mr. McMurry and his spouse as joint tenants.

    (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Item 3 above, Jona, Inc. is a party to the Purchase Agreement pursuant to which Jona, Inc. acquired 7,500,000 shares of Common Stock of Webb, Warrants to purchase up to 7,500,000 shares of Common Stock, and Bridge Warrants to purchase up to an additional 60,000 shares of Common Stock. In addition, Jona, Inc. received Warrants to purchase 2,500,000 shares of Common Stock in consideration for exercising its option to purchase 2,500,000 Units on March 28, 2002. As part of the transactions contemplated by the Purchase Agreement, Webb and Jona, Inc. entered into a Registration Rights Agreement dated as of January 17, 2002, as amended (the "Registration Agreement"), requiring Webb, among other things, to prepare and file with the Securities and Exchange Commission a Registration Statement on Form S-3 on or before May 1, 2002 covering the resale by Jona, Inc. of up to 7,500,000 shares of Common Stock of Webb issued under the Purchase Agreement and up to 10,060,000 shares of Common Stock underlying the Warrants (collectively, the "Registrable Securities"). The Registration Agreement also provides certain incidental registration rights to Jona, Inc. with respect to the Registrable Securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.  Description
-----------  -----------

    1 Letter agreement dated March 29, 2002, between Jona, Inc. and Webb Interactive Services, Inc.*
______________________
* Filed as an exhibit to Webb Interactive, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 2002, Commission File No. 0-28462.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 8, 2002                            JONA, INC.

                                                By:  /s/ Neil A. McMurry
                                                   --------------------------
                                                Its:  President

Date:  April 8, 2002                            /s/ Neil A. McMurry
                                                -----------------------------
                                                  Neil A. McMurry